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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Plug Power, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

May 24, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G
CUSIP No. 72919P103			Page 2 of 5 Pages

1.	Name of Reporting Person: DTE Energy Company		I.R.S. Identification Nos. of above persons (entities only): 38-321775

2.	Check the Appropriate Box if a Member of a Group: N.A.
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,991,463

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 10,991,463

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,991,463

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.3%

12.	Type of Reporting Person: CO

Page 3 of 5 Pages

This filing amends the Schedule 13G dated February 14, 2002 to update the Reporting Person’s shares beneficially owned as of December 31, 2004. The Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer:

     Plug Power, Inc., a Michigan corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

     968 Albany-Shaker Road, Latham, New York 12110

Item 2(a). Name of Person Filing:

     This statement is being filed by DTE Energy Company (“DTE”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of DTE’s principal business office is 2000 2nd Avenue, Detroit, Michigan 48226.

Item 2(c). Citizenship:

     DTE is a Michigan corporation.

Item 2(d). Title of Class of Securities:

     Common Stock, $.01 par value per share.

Item 2(e). CUSIP Number:

     72919P103.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

     Not applicable.

Item 4. Ownership.

     (a)     Amount beneficially owned: 10,991,463 shares*

     (b)     Percent of class: 15.3%

     (c)     Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 10,991,463

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,991,463

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 4 of 5 Pages

     * The amount described in Items 4(a) and (c) includes (i) 10,629,463 shares held by DTE Energy Company, (ii) 230,000 shares that may be acquired upon exercise of options granted to DTE Energy Company and (iii) 132,000 shares that may be acquired by DTE Energy Company upon exercise of options granted to Anthony F. Earley, Jr., a director of Plug Power, Inc. and the Chairman of the Board and Chief Executive Officer of DTE Energy Company, and Larry G. Garberding, a director of Plug Power, Inc. and the retired Executive Vice President and Chief Financial Officer of DTE Energy Company. The pecuniary interest in these 132,000 options have been assigned by Messrs. Earley and Garberding to DTE Energy Company pursuant to the terms of their employment, including the power to direct the exercise of such options. Upon exercise of these options, Messrs. Earley and Garberding will assign all shares acquired on exercise to DTE Energy Company.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005		DTE ENERGY COMPANY

	By:	/s/ Susan M. Beale

		Name: Title:	Susan M. Beale Vice President and Corporate Secretary